Exhibit 99.1

DHT Holdings, Inc. Board Unanimously Rejects Revised Proposal from Frontline

HAMILTON, BERMUDA, February 28, 2017 - DHT Holdings, Inc. (NYSE: DHT) today announced that its Board of Directors has unanimously rejected Frontline Ltd.’s (NYSE/OSE: FRO) revised proposal to acquire all of the outstanding shares of common stock of DHT at an exchange ratio of 0.8 Frontline shares for each DHT share.

After a comprehensive review, conducted in consultation with its financial and legal advisors, the DHT Board concluded that the revised Frontline proposal continues to be wholly inadequate and not in the best interests of DHT or its shareholders.  The Board notes, in particular, that Frontline’s revised proposal continues to significantly undervalue the contribution that DHT’s business and fleet would make to a combined company, including with respect to net asset value and profit contribution.

DHT received the revised offer on Friday, February 24, 2016.  The DHT Board informed Frontline of its decision on Sunday, February 26 and, in its response letter, offered to have DHT’s co-CEOs meet with Frontline over the coming days.  Frontline turned down offers to meet on either Tuesday, February 28 or Wednesday, March 1.

The response of the DHT Board to Frontline is available on the below link.

Lazard Ltd is serving as financial advisor to DHT and Cravath, Swaine & Moore LLP is serving as legal counsel.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance. For further information: www.dhtankers.com.

Media Contacts
Svein Moxnes Harfjeld, Co-CEO: +47 23115080
Trygve P. Munthe, Co-CEO: +47 23115080

Brunswick Group
Steve Lipin/Darren McDermott: +1 212-333-3810

Response letter to Frontline Feb 26, 2017: http://hugin.info/150897/R/2083111/785163.pdf.